UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

Under the Securities Exchange Act of 1934

iBio, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

45107K102
(CUSIP Number)

Carl DeSantis
c/o CDS International Holdings, Inc.
3299 NW 2nd Ave
Boca Raton, FL 33431
(561) 705-0394

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

CDS International Holdings, Inc.
Attn: William Milmoe
3299 NW 2nd Ave
 Boca Raton, FL 33431

May 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP NO. 45107K102	SCHEDULE 13D
Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Carl DeSantis
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125
	8	SHARED VOTING POWER 5,032,686
	9	SOLE DISPOSITIVE POWER 6,125
	10	SHARED DISPOSITIVE POWER 5,032,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,038,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.89%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 3 of 9 Pages

1	NAME OF REPORTING PERSON DeSantis Revocable Trust
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,235,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,235,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.94%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 4 of 9 Pages

1	NAME OF REPORTING PERSON CD Financial, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,530,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,530,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.70%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 5 of 9 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of iBio, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9 Innovation Way, Suite 100, Newark, Delaware 19711.

This Statement updates, with respect to Carl DeSantis and CD Financial, LLC (“CD Financial”), information regarding Common Stock ownership and the related matters contained herein, the information initially reported in the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on August 21, 2008 by the Carl DeSantis, CDS Group Holdings, LLC (“CDS Group”), CD Financial, Riva Kay Sheppard, Christina Kay, Robert B. Kay, EVJ, LLC, E. Gerald Kay, EGK, LLC, and Integrated BioPharma, Inc. (“Integrated Biopharma”) in connection with the Common Stock.

Item 2. Identity and Background.

(a)     The names of the reporting persons are Carl DeSantis, DeSantis Revocable Trust, and CD Financial (collectively, the “Reporting Persons”).

(b)     The address for each of Carl DeSantis, DeSantis Revocable Trust and CD Financial, LLC is 3299 NW 2nd Ave., Boca Raton, Florida 33431

(c)     The principal occupation of Carl DeSantis is an entrepreneur.

(d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Carl DeSantis is a citizen of the United States of America.

(g)     CD Financial is organized under the laws of the State of Florida.  CD Financial is a private investment vehicle.

(h)    DeSantis Revocable Trust is a trust formed under the laws of the State of Florida.  Carl DeSantis is the trustee and the beneficiary of the DeSantis Revocable Trust.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported on this Statement owned by Carl DeSantisand CD Financial, LLC were acquired as a result of the spin-off (the “Spin-Off”) of the Issuer from Integrated BioPharma, except for 63,100 shares of Common Stock acquired by CD Financial subsequent to the Spin-Off in August 2010 in a private transaction.  The shares of the Issuer were distributed to all of the stockholders of record of Integrated BioPharma as of August 12, 2008.  Integrated BioPharma’s stockholders received one Share of the Issuer’s Common Stock for every one share of Integrated BioPharma common stock owned by them at the close of business on August 12, 2008. The date of distribution of the Issuers Common Stock was August 18, 2008.

All of the securities reported on this Statement owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable Trust from CDS Group in a private transaction in August 2008.  CDS Group acquired such securities as a result of the Spin-Off.

No funds or other consideration was used by any of the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

Item 4. Purpose of Transaction.

The Reporting Persons have no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above, including, without limitation, the right to sell or otherwise dispose of securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons may be deemed to have beneficial ownership of 5,038,811 shares of Common Stock of the Issuer, representing approximately 8.89% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon 56,692,095 shares outstanding on May 15, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 20, 2013). The percentage of ownership reported above in this Item 5(a) was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)     Carl DeSantis holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 6,125 shares of Common Stock. CD Financial owns 1,530,563 shares of Common Stock, of which Carl DeSantis may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) by virtue of the fact that he has the power to make decisions at CD Financial. Carl DeSantis may additionally be deemed to share beneficial ownership as well as voting and dispositive power with the DeSantis Revocable Trust with respect to 2,235,417 shares of Common Stock as Carl DeSantis is the trustee of the DeSantis Revocable Trust.  As a holder of greater than 10% of the outstanding shares of Integrated BioPharma, Carl DeSantis may also be deemed to share beneficial ownership of the 1,266,706 shares held by Integrated BioPharma.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 7 of 9 Pages

CD Financial holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,530,417 shares of Common Stock.  CD Financial may be deemed to share beneficial ownership as well as voting and dispositive power with respect to such Common Stock with Carl DeSantis who has the power to make decisions at CD Financial.

The DeSantis Revocable Trust holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 2,235,417 shares of Common Stock.  The DeSantis Revocable Trust may be deemed to share beneficial ownership as well as voting and dispositive power with respect to such Common Stock with Carl DeSantis, who is the trustee of the DeSantis Revocable Trust.

 (c)     The Reporting Persons have not effected any transaction in the Common Stock of the Issuer in the past sixty days.

(d)     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.A.    Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2013	/s/Carl DeSantis
Carl DeSantis, individually

DeSantis Revocable Trust
Dated: June 13, 2013	By: /s/Carl DeSantis
Name: Carl DeSantis
Title: Trustee

CD Financial, LLC

Dated: June 13, 2013	By: /s/Carl DeSantis
Name: Carl DeSantis
Title: Manager

CUSIP NO. 45107K102	SCHEDULE 13D
Page 9 of 9 Pages

EXHIBIT INDEX

99.A.    Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.